Exhibit (11)

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

     Basic earnings per common share of $1.42 for the year ended December 31, 2001 was calculated by dividing net income of $4.6 million for the period January 1, 2001 to December 31, 2001 by the weighted-average number of common shares outstanding of 3,218,714.




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